Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Yubi Health, Inc.
2550 W. Union Hills Dr Suite 350-1489
Phoenix, AZ 85027
https://yubihealth.com/

Up to $1,069,996.80 in Common Stock at $1.84
Minimum Target Amount: $9,998.56

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Yubi Health, Inc.
Address: 2550 W. Union Hills Dr Suite 350-1489, Phoenix, AZ 85027
State of Incorporation: DE
Date Incorporated: January 28, 2019

Terms:

Equity

Offering Minimum: $9,998.56 | 5,434 shares of Common Stock
Offering Maximum: $1,069,996.80 | 581,520 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.84
Minimum Investment Amount (per investor): $103.04

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 7% bonus shares

Super Early Bird Bonus

Invest within the first week and receive additional 5% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an additional 4% bonus shares

<u>Amount-Based:</u>

$1000+ Tier 1 - Free Access to Empwr app for investor and his family for 3 months

$2500+ Tier 2 - Tier 1 + 6 months access

$5000+ Tier 3 - Tier 2 + 12 months access

$10000+ Tier 4 - Tier 3 + 2% Bonus shares + Dinner with Yubi Health Team

$25000+ Tier 5 - All of the above + 5% bonus shares + Quarterly Investor call with Yubi Health Team

$50000+ Tier 6 - All of the above + 7% bonus shares + Early access to new technology / features

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Yubi Health, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.84/ share, you will receive and own 110 shares for $184. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

The Company and its Business

Company Overview

Yubi Health is a healthtech organization ushering in the future of wellness and Mental Health. We created patent pending technology that uses health and lifestyle bio markers and identifies core mental health issues. The engine recommends a wellness plan just for you and focuses on engagement to restore mental wellbeing.

This solution directly targets behavioral health that cost employers and health plans 300+ Billion USD annually. The mental wellbeing of employees is a growing problem YoY.

Yubi Health is passionate about this solution as our team has been directly impacted. In one instance as a caregiver, and in another a friend lost their life struggling with behavioral health challenges. In addition to the personal connection, professionally the team worked for UnitedHealth Group, the world's largest behavioral healthcare company.

Our Financial Model is built on industry standard PMPM (Per Member Per Month) subscription through Benefit plans. Based on our analysis and market research our plan will cost from $3PMPM to $20PMPM with cost ranging from $0.98 to $15.20 PMPM respectively for a 500,000 member population.

Competitors and Industry

We are a healthtech organization focused on the Wellness and Mental Health sector. We have competitors in both arenas, however there is not a single solution in the industry that takes an end to end approach and is focused on identifying core health issues affecting Mental Health and generating personalized Mental Health plans. Some competitors are in the landscape include Modern Health, Spring Health, Virgin Pulse, and Ginger.

Said another way: We believe we are the only one to have a unique and compelling offering in this space to offer a one stop solution for Health and Wellness focused on identifying root cause health issues and making personalized recommendations and actions to address it.

Current Stage and Roadmap

<u>Current Development Stage</u>

1. Product - Empwr App Beta launched in January 2021 with a mental health community partner in Minneapolis and several other pilot prospects. Based on their user's feedback, we designed the Empwr App phase 2 launched in Aug. Our plan is to roll-out to our investors, users, and prospective employers. (employers from our employer discovery have requested pilot program)

2. Partner Network - Our focus is to research and continue to invest on building the core detection and methodology of mental health conditions and commercialize those solutions. Other areas of engagement and intervention are offered through strategic

white label or co- branded ecosystem partners. We have built some strategic partnerships for sourcing some of the elements of our platform. We currently have 3 partners supporting different elements of content and practitioner ecosystem. We are also actively engaged with multiple other potential partners that includes Health systems, provider network etc.

3. Business Development - We have an active pipeline of 100+ prospects developed from the Customer discovery calls and references from grassroots efforts. The prospects are comprised of employers, and a few Government entities along with smaller health plans. This team comes with considerable experience in the Employer and Payor space. They have many relationships and will help us fast track or B2B clientele.

4. Board of Advisors and Core Team - We have been steadily building a strong Board of Advisors who can help us with high level advice on the direction of the platform / app, help with commercialization, introduce key people across the US within Healthcare and help with Investor community access.

Jeff Fritz, former CEO of Revel Health has joined our board. Jeff is credited with several growth technology successes including the foundation of Storyworks (now Insite Software) and Evolution (now WEX Health), one of the first and most successful organizations to introduce consumer-driven healthcare account technology based on a software-as-a-service model. Jeff is passionate about customer experience methodologies, XaaS, population health initiatives, and modern software technologies.

Greg Jensen, CFO, Xtant Medical Brings over 30 years of experience working for and with public and private companies in multiple industries to YubiHealth. Jensen has also independently consulted and provided financial, strategic, and operational advisory services and expertise to start-up, high growth, and turnaround companies.

Dr. Gerry Bodeker, whose doctoral studies were at Harvard, researches and advises on integrative medicine and wellness. He has researched and taught in medical sciences at Oxford for two decades, and is adjunct professor of epidemiology at Columbia University. He works with the private sector, governments and UN organizations, including WHO and the Asian Development Bank, advising on culturally themed wellness policy and strategies.

Dr. Lawrence Choy, Medical Director, Elite Focus Clinic in Silicon Valley, California (Stanford-trained Psychiatrist) is also working actively with us whose personal journey and framework for treating mental health issues aligns very closely with Yubi Health.

Bridget Morehouse (SVP of Contracting and Pricing at ATI Physical Therapy) - is part of Yubi Health Business development team and oversees the managed care contracts companywide and maintains ongoing relationships with major payers like Blue Cross Blue Shield, Aetna, United Health Care, Humana and Cigna.

Similarly, we have brought on talented individuals who are helping us build different aspects of the company from Product, Marketing, Clinical and business development aspects.

5. Fundraising - Besides StartEngine, We have submited Phase 1 proposals for an NSF grant. We are planning to submit Grants for similar project requests across different agencies. We are also trying to actively pursue interests from angel and VC investors.

<u>Future Roadmap</u>

Our vision is to change the healthcare landscape in how the illnesses are diagnosed and treated. Our US healthcare system is more focused on sick care and is really reactive in nature. We want to change the positioning of the US healthcare system from Sick care to true healthcare focused where we diagnose health issues and proactively course correct health before it is too late.

In next 5 years,

Product - We will further mature our solution and product by integrating genetics and other EMR components which will include Genetics and EpiGenetics Identification and Modulation, Microbiome and Diet correlation for Plasticity etc that drives personalized health and wellness to the new levels. No organization does that today and coupled with our AI Case Manager the systems takes it to a whole new level with an End to End approach

Growth - From a Market perspective, we will capture 10% of the small and medium sized employers taking us close to serving 700K employees / members in US. We also will , given the current momentum and developing focus on wellness, play a major role with health systems

Presence in Global Markets - We are seeing demand from senior leaders in the APAC region seeking to bring our solution to their region. We see our solution gaining growth in the global markets. .

The Team

Officers and Directors

Name: Rahul Goyal

Rahul Goyal's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President and CEO
  Dates of Service: January 28, 2019 - Present
  Responsibilities: CEO, Advanced Analytics, Fundraising, Customer discovery and Management. Rahul currently does not receive a salary for his role in the Company.

Other business experience in the past three years:

- **Employer:** Optum
  Title: Sr. Director
  Dates of Service: May 03, 2015 - Present
  Responsibilities: Oversee the shared services organization providing analytical capability to different lines of business

Name: Vivek Goel

Vivek Goel's current primary role is with Optum. Vivek Goel currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: January 28, 2019 - Present
  Responsibilities: COO, Customer support, Administration, Engagement and Operations, Data Engineering and Science. Vivek does not receive a salary for his role in the Company.

- **Position:** Board of Director
  Dates of Service: May 08, 2021 - Present
  Responsibilities: Strategic decision making.

Other business experience in the past three years:

- **Employer:** Optum
  Title: VP
  Dates of Service: March 26, 2016 - Present
  Responsibilities: Oversee the process Automation shared services organization

Name: Cynthia Albanese

Cynthia Albanese's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CMO
  Dates of Service: September 01, 2019 - Present
  Responsibilities: Oversee the entire Marketing effort. Cynthia does not receive a salary for her role with the Company.

Other business experience in the past three years:

- **Employer:** Sole proprietor

Title: President/Founder
Dates of Service: November 15, 2017 - Present
Responsibilities: Fractional CMO

Name: Dr. Chris Stout

Dr. Chris Stout's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CCO
  Dates of Service: February 26, 2019 - Present
  Responsibilities: Oversee the clinical aspects of the solution. Dr. Stout does not receive a salary for his role with the Company.

Other business experience in the past three years:

- **Employer:** Center for Global Initiatives, Inc
  Title: Managing Director
  Dates of Service: January 01, 2005 - Present
  Responsibilities: Policy and Vision of CGI

Other business experience in the past three years:

- **Employer:** Gordian Knot LLC
  Title: Executive Producer and Host
  Dates of Service: September 01, 2017 - Present
  Responsibilities: Podcasts for Gordian Knot

Name: Rahul Deep

Rahul Deep's current primary role is with Allianz Life USA. Rahul Deep currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: April 04, 2019 - Present
  Responsibilities: Responsible for Product Development and Technology Solutions. Rahul does not receive a salary for his role in the Company.

Other business experience in the past three years:

- **Employer:** Allianz Life USA
  Title: Senior Director

Dates of Service: August 05, 2016 - Present
Responsibilities: Oversee technology

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for

the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad

discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for digital health and wellness services. Our revenues are therefore dependent upon the market for digital health and wellness industry.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Yubi Health, Inc. was formed on Jan 28th 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Yubi Health, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Empwr Health and Wellness app is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns multiple trademarks, copyrights, Internet domain names, and trade secrets and also have a pending patent. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Yubi Health or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Yubi Health could harm our reputation and materially negatively impact our financial condition and business.

Regulation Risk

Technological developments push the boundaries of existing regulatory frameworks. Health technological apps have been producing software that falls into the "medical applications" and "healthcare" categories. Some could fall into categories which will be regulated as medical devices, others as diagnostic devices, while yet others will fall outside the scope of these definitions or even be classed as borderline, between classifications. YubiHealth is categorized as diagnostic as per the current regulation framework. There is a risk to change in categorization as the regulation around health tech evolves.

The regulatory framework is constantly evolving with technological advancements.

Technological developments push the boundaries of existing regulatory frameworks. Health technological apps have been producing software that falls into the "medical applications" and "healthcare" categories. Some could fall into categories which will be regulated as medical devices, others as diagnostic devices, while yet others will fall outside the scope of these definitions or even be classed as borderline, between classifications. Yubi Health is categorized as diagnostic as per the current regulation framework. There is a risk to change in categorization as the regulation around health tech evolves.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Rahul Goyal	2,550,000	Common Stock	47.06
Monika Goel	2,550,000	Common Stock	47.06

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 581,520 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,429,500 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Uncertificated Stock</u>

5.1. Uncertificated stock. All stock of Yubi Health is to be "uncertificated" within the meaning of GCL §158. All stockholders waive any right they have, until further notice, to receive paper share certificates, unless specifically agreed to the contrary between Yubi Health and a particular stockholder.

5.2. Records. Stock ownership is recorded in Yubi Health's electronic books and records, which may be kept online if directed by the Board, with issuance and transfers of stock made electronically.

5.2.1. Yubi Health is entitled to recognize the exclusive rights of ownership of persons registered on its books as owners of shares, including among other things the right to vote and to receive notices and dividends.

5.2.2. The Board may establish other rules and procedures to govern the issue, transfer, conversion, and registration of stock.

5.2.3. The Board may fix a record date pursuant to GCL §213 and following sections for determining the list of stockholders and their respective status with respect to any notice or vote among its stockholders. The record date: (a) in the case of any meeting or adjournment of a meeting of stockholders, unless otherwise required by law, is to be no more than 60 nor less than 10 days before the date of the meeting; (b) in the case of written consent for a corporate action in lieu of a meeting, is to be no more than 10 days after the date the resolution fixing the record date is adopted by the Board; and (c) in the case of any other action, is to be no more than 60 days prior to that action.

5.2.4. If no record date is otherwise fixed (a) in the case of notices or votes among stockholders the record date is the close of business on the business day immediately preceding: (i) the day on which notice is given, or if notice is waived, (ii) the day on which the meeting is held; in the case of an action by written consent in lieu of a meeting when no prior Board action is required by law, the record date is the date on which a signed written consent is first received by Yubi Health; and (c) for all other purposes requiring a determination of the stockholders, the close of the business day the Board adopts the resolution requiring that determination.

5.2.5. Record dates with respect to votes and meetings of stockholders apply to any adjournment of the meeting or vote, provided that the Board may fix a new record date for the adjourned meeting or vote.

5.3. Partly paid shares. Yubi Health may issue any of its shares as partly paid and subject to call for the remainder of the consideration to be paid, per GCL §156. The total consideration outstanding and amount paid are to be recorded in Yubi Health's books and records. Upon the declaration of any dividend on fully paid shares, dividends on partly paid shares are proportionate to the basis of the percentage of the consideration actually paid.

5.4. Statements regarding stock. Upon written request made by or on behalf of the holder of record of any of Yubi Health's stock, Yubi Health will issue a statement certified by an Officer indicating the number of shares, their class or series, how and when issued and acquired, and applicable rights, limitations, preferences, qualifications, registration, and consideration paid and due, including any information required to be disclosed by GCL §156, GCL §202(a), or GCL §218(a), pertaining to that stockholder's shares. Statements of this nature are for information disclosure purposes only, and do not constitute share certificates under the meaning of the GCL.

5.5. Dividends. The Board, subject to the Certificate and applicable law, may declare and pay dividends on Yubi Health's stock, payable in cash, property, or additional shares of stock. The Board may set aside funds that would otherwise be available for dividends as a reserve or fund for any proper purpose, and may abolish that reserve.

5.6. Stock agreements. Yubi Health has the power to enter into and perform agreements with any stockholders, or in respect of any classes or series of stock, in connection with their issuance or otherwise, and to restrict the transfer of those shares in any manner not prohibited by GCL, provided that (a) provisions in any agreement with stockholders permitting Yubi Health to impose new transfer restrictions by modifying the Certificate, these Bylaws, or any stockholder agreement shall require consent within the meaning of GCL §202(a) and (b). Yubi Health shallprovide notice of such restrictions to all affected stockholders.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Yubi Health is a pre- revenue company. It was incorproated in 2019 which was devoted to building the team and protoype and market discovery. 2020 was devoted to build the software and pilot with an anchor client. We believe that the U.S. is the most important market for us to demonstrate success with the app, so we spent the vast majority of our marketing and sales efforts in the U.S.

Cost of sales

As a pre revenue company- this section is not applicable.

Gross margins

As a pre revenue company- this section is not applicable.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses and expenses of EMPWR app. Expenses in 2019 were about $63,000 and in 2020 about $ 82,000. Most of this expense is devoted to product development.

Historical results and cash flows:

The historical results and cash flows are typical of a company in its initial product development stage. We have multiple pilots lined up due to active pipeline and business development focus which will result in subscription revenue in near future.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cash on hand ~ $35,000 (through Shareholders Loans)

Brex Credit ~ $18,000

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We have the campaign funding outlined from the cash on hand

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

More than 90% of the crowd funding is necessary for the scaling of the company. We are also exploring other options to be on the safer side.

How long will you be able to operate the company if you raise your minimum? What

expenses is this estimate based on?

We are not planning to disburse if we raise minimum amount only and will look for other options in that case.

How long will you be able to operate the company if you raise your maximum funding goal?

6 to 9 months and perhaps longer based on the revenue projections.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Future Capital raises through Crowdfunding, Angel / Venture capital.

Indebtedness

- **Creditor:** Founders and Family of founders
  Amount Owed: $200,000.00
  Interest Rate: 4.5%
  Maturity Date: December 31, 2021

Related Party Transactions

- **Name of Entity:** Rahul Goyal
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Founder
  Material Terms: $51,266 with an average interest rate of 4.5% and maturity date of Dec 31, 2021

- **Name of Entity:** Vivek Goel
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Founder
  Material Terms: $51,266 with an average interest rate of 4.5% and maturity date of Dec 31, 2021

- **Name of Entity:** Lydia Goyal
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Family member to founder
  Material Terms: $48,436 with an average interest rate of 3.25% and maturity date of Dec 31, 2021

- **Name of Entity:** Monika Goel
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Shareholder and family member to the founder
  Material Terms: $48,436 with an average interest rate of 3.25% and maturity date of Dec 31, 2021

Valuation

Pre-Money Valuation: $9,990,280.00

Valuation Details:

The company determined its pre-money valuation based on an analysis of the following factors:

Team Value Drivers

Network - Team's position as industry experts helps build the right product, attract the right talent, and gain market share. Our Management team is well recognized in the industry with prior experience of successful start-ups

Composition - Successful ventures typically have complementary skill sets, most commonly a business-person, technologist, designer, domain expert etc. We have been able to successfully bring people in different skill and domain categories and each of them are experts in their respecting domain and skill areas

Experience - Previous successful exits are a tremendous advantage. Our leadership team has multiple folks with multiple successful exit startups.

Knowledge - Deep industry knowledge doesn't come overnight. The unique insights you have into the customer problem and, more importantly, how this insight will translate into product development and, eventually, traction and growth. Average industry experience on our team is 15+ years and each of us have been very successful in our careers.

Market Value Drivers

Structure - Our customers have homogenous needs, the need for customization is reduced (thus reducing costs) and the potential for growth is expedited.

Size - The market we are after is a proven market with gaps today and fairly sizeable opportunity. The employers across the US lose 300+ billion in cost of and revenue on few factors alone and even if we target a smaller segment to start with we have a significant market that we can capture.

Development Value Drivers

Financial Commitment - We have personal financial commitment on making this venture successful which is evident from our investment into building a very sophisticated working product, team and partner ecosystem ready to go-live.

Sweat Equity - we want to Reinforce our level of commitment by also highlighting the time we have invested achieving various milestones highlighted under traction. As a team, we strongly believe we have invested more than 10000 hours over the last 2 years since the inception.

Development status - We have a live product being piloted by various customers and connected with a strong partner ecosystem.

Traction

Product - Empwr App Beta launched in January 2021 with a mental health community partner in Minneapolis and several other pilot prospects. . Based on their user's feedback, we designed the Empwr App phase 2 live today. Our plan is to roll-out to our investors, users, and prospective employers. (employers from our employer discovery have requested and are currently doing a pilot program).

Partner Network - Our focus is to research and continue to invest on building the core detection and methodology of mental health conditions and commercialize those solutions. Other areas of engagement and intervention are offered through strategic white label or co- branded ecosystem partners. We have built some strategic partnerships for sourcing some of the elements of our platform. We currently have 3 partners supporting different elements of content and practitioner ecosystem. We are also actively engaged with multiple other potential partners one of which supports the BCBS and Aetna's population.

Business Development - We have an active pipeline of 100+ prospects developed from the Customer discovery calls and references from grassroots efforts. The prospects are comprised of employers, and a few Government entities along with smaller health plans.We are building ourGrowth team with 2 Business Development Leaders and at this writing we have offers pending. This team comes with considerable experience in the Employer and Payor space. They have many relationships and will help us fast track or B2B clientele. .

Fundraising - Besides StartEngine, We have been invited to submit Phase 1 proposals for an NSF grant. We are planning to submit Grants for NSF and other similar project requests across different agencies. We are also trying to actively pursue interests from angel and VC investors.

Board of Advisors and Core Team - We have been steadily building a strong Board of Advisors who can help us with high level advice on the direction of the platform / app, help with commercialization, introduce key people across the US within Healthcare and help with Investor community access.

Jeff Fritz, former CEO of Revel Health has joined our board. Jeff is credited with several growth technology successes including the foundation of Storyworks (now Insite Software) and Evolution (now WEX Health), one of the first and most successful organizations to introduce consumer-driven healthcare account technology based on a software-as-a-service model. Jeff is passionate about customer experience methodologies, XaaS, population health initiatives, and modern software technologies.

Greg Jensen, CFO, Xtant Medical Brings over 30 years of experience working for and with public and private companies in multiple industries to YubiHealth. Jensen has also independently consulted and provided financial, strategic, and operational advisory services and expertise to start-up, high growth, and turnaround companies.

Dr. Gerry Bodeker, whose doctoral studies were at Harvard, researches and advises on integrative medicine and wellness. He has researched and taught in medical sciences at Oxford for two decades, and is adjunct professor of epidemiology at Columbia University. He works with the private sector, governments and UN organizations, including WHO and the Asian Development Bank, advising on culturally themed wellness policy and strategies.

Similarly, we have successfully brought on talented individuals who are helping us build different aspects of the company from Product, Marketing, Clinical and business development aspects.

<u>Competitive Advantage</u> - We have clear differentiation across our competitors where we are trying to shift how connected wellness and healthcare looks like. In fact, most of the competition is single solution providers who have started to partner with us.

<u>Partnerships</u> - We have multiple partners signed up and integrate into our product with many more ready to join. The multiple partner strategy alongside plug and play solutions has helped us to accelerate and keep us agile.

In addition to above, we also have

- Pending Patent (IP) for the solution

- Highly Desirable Board of Advisors who are industry experts with strong network effect

- Opportunity Cost - Mental health is a top health issue due to the Pandemic and the effects of pandemic afterwards.

- Pipeline of customers include health plans like Simple Pay and MN DHS, VailPlace any many more as we have just started with our business development efforts

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. There is currently only one class of stock and no outstanding convertible securities or stock option plans.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.56 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  96.5%
  Business development and Product support to acquire new customers

If we raise the over allotment amount of $1,069,996.80, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  30.0%
  Create Yubi Health Brand, awareness across employers and health plans on the unique offering by Yubi Health, Social Media Influencers and LinkedIn Marketing

- *Company Employment*
  20.0%
  Bring the core team that includes key executives, business development team, support and operations folks.

- *Operations*
  20.0%
  Support product operations and customer service

- *Research & Development*
  20.0%
  Continous product development, research on the genetics and other biomarkers integration.

- *Working Capital*
  6.5%
  Misc, rent, supplies etc.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://yubihealth.com/ (https://yubihealth.com/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/yubihealth

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Yubi Health, Inc.

[See attached]

Yubi Health Inc.
FINANCIAL STATEMENTS
December 31, 2020 and 2019

Yubi Health Inc.

FINANCIAL STATEMENTS
December 31, 2020 and 2019

Table of Contents

F&A

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To the Members of Management and Board of Directors of
Yubi Health Inc.

We have reviewed the accompanying financial statements of Yubi Health Inc. (Corporation) which comprise the balance sheets as of December 31, 2020, and 2019, and the related statements of income, stockholders' equity (deficit), and cash flows for the year ending December 31, 2020 and period of January 18, 2019 (inception) ending December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Substantial Doubt About the Company's Ability to Continue as a Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Accountants' Responsibility
Our responsibility is to conduct the review engagement accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fruci & Associates II, PLLC

Fruci & Associates II, PLLC
Spokane, Washington
June 11, 2021

Yubi Health Inc.
BALANCE SHEETS

December 31, 2020 and 2019 (unaudited)

Assets

	2020	2019
Current assets		
Cash and cash equivalents	$ -	$ -
Total current assets	-	-
Software	19,180	-
Total assets	$ 19,180	$ -

Liabilities and Stockholders' Equity (Deficit)

	2020	2019
Current liabilities		
Accounts payable	$ 4,745	$ -
Accrued interest - Related Party	8,478	1,749
Current portion of notes payable - related party	151,030	-
Total current liabilities	164,253	1,749
Long-term portion of notes payable - related party	-	60,903
Total liabilities	164,253	62,652
Stockholders' equity (deficit)		
Common stock, $0.00001 par value, 10,000,000 shares authorized; 5,369,000 and 3,634,000 shares issued and outstanding, respectively	54	36
Additional paid-in capital	-	-
Retained earnings	(145,127)	(62,688)
Total stockholders' equity (deficit)	(145,073)	(62,652)
Total liabilities and stockholders' equity (deficit)	$ 19,180	$ -

See independent accountants' review report and accompanying notes to the financial statements.

Yubi Health Inc.
STATEMENTS OF OPERATIONS

Year Ended December 31, 2020 and period of January 18, 2019 (inception) ending December 31, 2019 (unaudited)

		2020		2019
Operating expenses				
Consultant Fees	**$**	**61,821**	$	5,400
Advertising & Marketing		**850**		6,919
Entertainment & Food		**874**		308
General Administrative		**803**		-
Legal Serivices		**2,062**		7,300
Software and Cloudbased Services		**7,613**		257
Taxes & Licenses		**1,687**		-
Office Supplies		**-**		80
Organization Costs		-		300
Prototype		**-**		28,500
Training and Education		-		78
Travel		-		885
Website Expenses		-		10,912
Total operating expenses		**75,710**		60,939
Operating loss		**(75,710)**		(60,939)
Other income (expenses)				
Interest expense		**(6,729)**		(1,749)
Net loss	**$**	**(82,439)**	$	(62,688)

See independent accountants' review report and accompanying notes to the financial statements.

Yubi Health Inc.
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

Year Ended December 31, 2020 and period of January 18, 2019 (inception) ending December 31, 2019 (unaudited)

	Common Stock		Additional		
	Shares	Amount	Paid-In Capital	Retained Earnings	Total
Balance, January 18, 2019 (inception)	-	$ -	$ -	$ -	$ -
Shares issued for Cash	3,634,000	36	-	-	36
Net loss	-	-	-	(62,688)	(62,688)
Balance, December 31, 2019	**3,634,000**	**36**	**-**	**(62,688)**	**(62,652)**
Shares issued for Cash	1,735,000	17	-	-	17
Net loss	-	-	-	(82,439)	(82,439)
Balance, December 31, 2020	**5,369,000**	**$ 54**	**$ -**	**$ (145,127)**	**$ (145,073)**

See independent accountants' review report and accompanying notes to the financial statements.

Yubi Health Inc.
STATEMENTS OF CASH FLOWS

Year Ended December 31, 2020 and period of January 18, 2019 (inception) ending December 31, 2019 (unaudited)

		2020		2019
Cash flows from operating activities				
Net loss	$	(82,439)	$	(62,688)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:				
Increase (decrease) in liabilities:				
Accounts payable		4,745		-
Accrued interest		6,729		1,749
Net cash used in operating activities		(70,965)		(60,939)
Cash flows from investing activities				
Investment in software		(19,180)		-
Net cash used in investing activities		(19,180)		-
Cash flows from financing activities				
Proceeds from notes payable - related party		90,127		60,903
Cash from common Stock		18		36
Net cash provided by financing activities		90,145		60,939
Net increase (decrease) in cash and cash equivalents		-		-
Cash and cash equivalents at beginning of year		-		-
Cash and cash equivalents at end of year	$	-	$	-
Supplemental Disclosure				
Interest paid	$	-	$	-
Taxes paid	$	1,686	$	-

See independent accountants' review report and accompanying notes to the financial statements.

Yubi Health Inc.
FOOTNOTES TO FINANCIAL STATEMENTS

Note 1 – Nature of Business and Summary of Significant Accounting Policies

This summary of significant accounting policies of Yubi Health Inc. ("the Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Business activities

Yubi Health Inc. was formed in 2019 as a Corporation and is headquartered in St. Paul, Minnesota.

Yubi Health is a comprehensive behavioral health system backed by science and a patent pending AI engine. The system is delivered by using a simple, fun, and engaging app. We believe the solution to our country's broken mental health system lies in proactive and preventative measures. Our end-to-end solution is evidence-based, relying on proven techniques and state of the art technology for the best in personalized mental health solutions.

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year end is December 31.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Any estimates made by management have been done in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Intangibles

Intangibles are recorded at cost, less accumulated amortization. The company reviews expenses and capitalizes related software expenses in accordance with ASC 985.

Advertising costs

The Company expenses advertising costs as incurred. Advertising costs were $619 and $850 for the years ended December 31, 2020 and 2019, respectively and is included under advertising & marketing on the statements of operations.

Subsequent events

Management has evaluated subsequent events through June 11, 2021, which is the date these financial statements were available to be issued and noted the below for disclosure.

The company issued 73,500 shares of common stock through several Stock Grants for cash $1. The stock vests over a period of 24 to 48 months.

Yubi Health Inc.
FOOTNOTES TO FINANCIAL STATEMENTS

Note 2 – Notes Payable

Notes payable consisted of the following as of December 31:

	2020	2019
Note payable to an individual with an interest rate of 5.5%. Note is unsecured and maturity date is December 31, 2021.	$ 20,000	$ 20,000
Note payable to an individual with an interest rate of 5.5%. Note is unsecured and maturity date is December 31, 2021.	20,000	20,000
Note payable to an individual with an interest rate of 5.25%. Note is unsecured and maturity date is December 31, 2021.	10,000	10,000
Note payable to an individual with an interest rate of 4.75%. Note is unsecured and maturity date is December 31, 2021.	10,937	10,903
Note payable to an individual with an interest rate of 3.25%. Note is unsecured and maturity date is December 31, 2021.	45,000	-
Note payable to an individual with an interest rate of 3.25%. Note is unsecured and maturity date is December 31, 2021.	45,093	-
Total notes payable	151,030	60,903
Current portion of notes payable	(151,030)	-
Total notes payable, net of current portion	$ -	$ 60,903

Future minimum payments for each of years ended December 31 are as follows:

2021	$ 151,030
2022	0
2023	0
2024	0
2025	0
Thereafter	0
	$ 151,030

Note 3 – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $145,127 and has negative cash flows from operations since inception which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to continue profitable sales of its flagship product and services, and its ability to generate positive operational cash flow.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures, or fund its operations. The financial statements do not include any adjustments that might result from this uncertainty.

Note 4 – Software

The company is developing a platform and application for the purposes as discussed in business activities above. The software is recorded at cost upon feasibility in accordance with ASC 985. As the Company had not placed the software into service as of December 31, 2020, there was no amortization recorded during the year ended December 31, 2020.

Note 5 – Equity

The company has authorized stock of 10,000,000 shares valued at .00001 per share.

As of December 31, 2019, and 2020 the company issued 3,634,000 and 5,369,000 shares of common stock, respectively, for cash $36 and $17, respectively. Stock has vesting periods ranging from 2 months to 48 months.

Note 6 – Related Party Transactions

The company received loans from related parties in 2019 totaling $60,937. In 2020 the company received additional funds from related parties in the sum of $90,143.

During the years end December 31, 2019 and 2020 the company issued 3,634,000 and 1,700,000 shares of common stock, respectively, for cash of $36 and $17, respectively, to officers and family of officers.

Note 7 – Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years since inception are open for inspection. The Company is also required to file taxes in the State of Minnesota.

The Company currently has a tax net operating loss of approximately $144,381 for which it may receive future tax benefits. However, as of December 31, 2020, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit. Based on the federal rate of 21% and state tax rate of 9.8% the deferred tax asset is approximately $51,374 and the valuation allowance is $51,374 which nets to a deferred tax asset of $0 as of December 31, 2020. The deferred tax asset and valuation allowance as of December 31, 2019 is approximately $18,018 representing a change of $33,356 on the allowance from 2019 to 2020.

Note 8 – Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

In December 2019, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies, and financial markets, leading to a global economic downturn. As a result, the Company experienced a negative impact to its operating results. Regarding future operations, the related financial impact and duration cannot be reasonably estimated at this time.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Yubi Health

A Leader in Employee Wellbeing


YubiHealth
A Connected Mental Health and Wellbeing Solution
Making mental health care accessible, affordable, and comprehensive.

Website | Phoenix, AZ | HEALTH TECH

$0.00 raised

0 Investors	**$9.99M** Valuation
$1.84 Price per Share	**$103.04** Min. Investment
	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

YubiHealth is a comprehensive behavioral health app backed by science and a patent-pending A.I. engine. After watching family members and friends suffer from mental illness, the founders of YubiHealth knew there had to be a better way. The app provides preventative solutions for affordable, accessible mental healthcare for companies and their employees as part of a holistic wellness program.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Growing demand: 40% of all U.S. adults are suffering from mental health issues.
- Innovative technology: Focused on the root cause issue of mental health that is driving $193 billion in workplace expenses.
- Knowledgeable team: 100+ years of combined hands-on experience in health and clinical management consulting.

Source | Source

THE PROBLEM

Mental health costs the workplace

Access to mental health services and wellness in the workplace is more important than ever. More employers are taking notice, with 40% of U.S. adults reporting they struggle with mental health or substance abuse. Up to 70% of mental health sufferers in the U.S. go untreated or ignored. The pandemic has only deepened this problem.

Significant business impacts:

- Patients with behavioral health conditions in addition to physical ones drive nearly 57% of all health care spending.
- Employers typically lose close to $300 billion annually (~$200 billion (Kessler, et al, 2008) in indirect costs and $100 billion (Sime, 2019) in direct costs) due to earning losses and medical costs for behavioral health issues.



Employees are Struggling with Mental Health & Need Help
70 %
Undiagnosed & underdiagnosed employees
57 %
Of all healthcare expense attributed to people with BH issues
Providers treat symptoms not root cause
Traditional interventions are "reactive" response

THE SOLUTION

An app that empowers

Using evidence-based science and AI technology to determine a personal plan to prevent serious illness, the EMPWR app provides a path to recovery.

You are a whole body who needs a whole body solution.



Discover a New Approach to Mental Healthcare
It's time to place the power of health back in your employee's hands
TODAY
Supplements
Coach
Therapist
Diet Advice
Mood Journal

**The above graphic contains images of our app which is currently only available through employer contracts. It is not yet available to the general public.*

Features

- Personalized recommendations
- Resources to drive action
- Health risk stratification
- Connected clinical support

Benefits

- Health & wellness approach removes stigma
- High degree of engagement using events, peer & clinical support
- Track & reward consistency
- Improved quality of care

We launched the Beta EMPWR app in January 2021 with Vail Place, a Twin Cities-based nonprofit that provides community recovery services for adults with mental illness. Vail Place provides services to more than 3,000 individuals annually. Based on user feedback, we designed the EMPWR app 2.0 which we launched in August. The EMPWR app 2.0 is available in the App Store and Play Store through employer contracts.

THE MARKET

Mental health is a growing need

Prior to the pandemic, the Centers for Disease Control and Prevention (CDC) estimated roughly one in five U.S. adults struggled with a mental health disorder. In June 2020, 40% of U.S. adults reported struggling with mental health or a substance use issue.



$300 Billion
TAM
$270 Billion
Obtainable Market
$17 Billion
Serviceable Market

YubiHealth will enter the market as a wellbeing and mental health solution for self-funded employers. They can directly contract with YubiHealth on a per member per month pricing structure that expands their benefit offering. Small to Midsize companies with 250-10,000 employees will be targeted to optimize return on investment and sales cycle efficiency.

Based on our analysis and market research our plan will cost from $3PMPM to $20PMPM with cost ranging from $0.98 to $15.20 PMPM respectively for a 500,000 member population. We are projecting to break even in year three with a member population of 100k.



1
Target self-funded employers
2
Target mid-size employers
We will break even once we hit 100K members.


15K
70K
160K
340K
700K
1.33M
2021
2022
2023
2024
2025
2026

OUR TRACTION

Over 100 prospective users

Our plan is to roll out the EMPWR app 2.0 to our investors and users. The EMPWR app 2.0 is live and available through employer contracts in the App Store and Play Store.

Partners:

40 YEARS VailPlace

Suggestic

aws

Remote Team Wellness

Our active pipeline of 100+ prospective users includes self-funded employers, regional health plans, union benefit administrators, specialty benefits managers, and government entities. Our first phase of the business development team is with two key industry business development leaders: Bridget Morehouse and Diane Doster.

Our Strides

Phase 1 Live

- Collecting feedback from 100+ members & preparing backlog for future releases

Patent Pending

- The first of its kind mental health wellbeing app focused on preventative solutions

Phase 1 Grant from NSF

- Phase 1 SBIR grant submitted

Attracted 100+ Customers Pre-Launch

- Employers and brokers have participated in the customer discovery sessions and have shown great interest in the pilot

Timeline

2019

- **Jan -** Yubi Health launched with a mission to destigmatize mental health wellbeing and create better outcomes
- **Sep -** Established executive team with deep industry experience
- **Dec -** Provisional Patent Filed and work on the product started

2020

- **July -** Multi-year partnership with Suggestic established, signed up with AWS as a technology partner
- **Sep -** created AI models for correlation between physical and mental health
- **Dec -** Full Patent Filed, Signed up for pilot with VailPlace, a community mental health organization

2021

- **Jan -** Phase 1 launched, received tremendous response and support from members

  Invite from NSF for SBIR grant
- **Mar -** Customer discovery sessions hit 100+ members, approximately 70% suggested interest in pilot
- **Jun -** NSF Phase 1 proposal submitted
- **Jul -** Several key industry leaders joined as Board of advisors
- ***Aug -** Start Engine Campaign Launch, EMPWR Phase 2 launch and expand across community mental health members and donor organizations**
- ***Dec -** Integrate epigenetics recommendation based on genetics data integration, Sign up with a large employer, provider with 10000+ members**

2022

- ***Sep -** Sign with a health plan, increase member base to 70000+ members**

*Anticipated timeline

WHY INVEST

The future of healthcare

Our vision is to change how illnesses are diagnosed and treated. Our U.S. healthcare system is focused on sick care and is reactive. We want to change the U.S. healthcare system making it accessible, affordable, and preventative in nature.

We believe the Yubi Health solution is moving health care from patient responsibility to health care system responsibility. Our goal is to provide a mental healthcare wellness solution.


Mental Healthcare Wellness Solution
Log Meditation
Featured
Mental health

**The above graphic contains images of our app which is currently only available through employer contracts. It is not yet available to the general public.*

In the Press

SHOW MORE

Meet Our Team





Rahul Goyal

President and CEO

"Having walked alongside family and friends in crisis I have seen just how broken the healthcare system is. YubiHealth is working hard to make it quality care, prevention, and treatment accessible and easy to navigate for the user and the physician."

Rahul brings over 15 years of experience in health technology, research and analytics.Fortune 100 organizations like American Express, U.S. Bank, and UnitedHealth Group have relied on his expertise for solutions.

Vivek Goel

Co-Founder, COO and Board of Director

"The Mental Health industry today treats symptoms than root cause in a reactive way. The space is ripe for disruption where the YubiHealth team is working passionately to make a sustainable difference. "

Vivek is a seasoned executive who has run one of the largest behavioral health operations in the U.S. Part of previous technology startups to Fortune 500 companies, Vivek now leads the operations of YubiHealth. Having lost two friends to depression, Vivek has vowed to make an impact on a broken system and holistically change the outcome.



Cynthia Albanese

CMO

"Yubihealth is an impactful solution for behavioral health wellness, a solution that improves and empowers lives. "

Founder and top director of 5 organizations, most notably the building and acquisition of iDriveonline to Autobytel (publicly traded as ABT). Ms. Albanese hyper growth experiences ranged from such organizations as the Nature Conservancy, Verizon, Bank of America, Toyota, and PBS (Public Broadcast(WGBH)).



Dr. Chris Stout

CCO

"YubiHealth provides the tools and approach of what is missing in other behavioral healthcare companies—a truly integrated consideration of the whole person in the context of their life as an individual to be their best, most healthy self. No small task, but one that this team can deliver on."

Noted as "one of the most frequently cited psychologists in scientific literature," Dr. Chris Stout is a licensed clinical psychologist with diverse backgrounds in various domains. A best-selling author of 38 books and published software developer, he is a recipient of multiple humanitarian awards and four honorary doctorates. Dr. Stout is the host for the popular podcast Living A Life In Full, covering topics including medical innovations from Blockchain to machine learning.



Rahul Deep

CTO

"Yubihealth offers solutions that are missing from the employee mental health toolset. As a long-time corporate citizen, I have seen how mental health affects a company's productivity. Undiagnosed conditions have an impact on an individual's quality of life. The solution we are building can help address these problems."

With 20+ years of leading technology organizations for fortune 100 companies, Rahul brings extensive experience in building large scale systems on various technology platforms. Rahul's specialty lies in building global teams, tech strategy, and creating scalable architecture.



Bridget Morehouse

EVP - Growth

With over 20+ years of experience in healthcare contracting and pricing, In her prior role Bridget led the managed care contracts companywide and maintained ongoing relationships with major payers like Blue Cross Blue Shield, Aetna, United Health Care, Humana and Cigna.



Greg Jensen

Advisor

"The YubiHealth application brings three resourceful outcomes for individuals. It removes barriers or negative perceptions regarding mental health, it reengages the employee and employer to have meaningful interactions and, it restores the individual's mental wellness."

Greg brings over 30 years of experience working for and with public and private companies in multiple industries to YubiHealth. Greg has also independently consulted and provided financial, strategic, and operational advisory services and expertise to start-up, high growth, and turnaround companies. He received his Bachelor of Science in Accounting from the University of North Dakota and is licensed as an inactive CPA in the state of North Dakota.



Jeff Fritz

Advisor

A proven business leader, Jeff Fritz has founded and led several successful organizations in the health and wealth sectors for the past 20 years.

Jeff focuses resources on business acceleration strategies. He has served on several Boards as a Director including the Minnesota Chapter of Entrepreneur Organization (EO), a Global Entrepreneur peer-to-peer executive organization.

Throughout his career, Jeff has been recognized as a business leader, creating innovative solutions based on leading-edge technologies. He has been quoted in national and industry magazines and has won multiple awards for his innovative work in the healthcare industry.



Dr. Gerry Bodeker

Advisor

Professor Gerard Bodeker is a public health researcher and academic specializing in lifespan wellness and integrative healthcare. An Australian whose doctoral studies were at Harvard, he has spent two decades in medical sciences at Oxford University, and is an adjunct professor of epidemiology at Columbia University. He has been engaged in traditional medicinal plant research for more than three decades and is a Fellow of the International Union of Pure and Applied Chemistry (IUPAC). Gerry chairs the Mental Wellness Initiative of the Global Wellness Institute: https://globalwellnessinstitute.org/initiatives/mental-wellness-initiative/



Dr. Lawrence Choy

Advisor

Dr. Choy is a Stanford Trained Board Certified Psychiatrist in Silicon Valley. He is a co-founder and medical director of Elite Focus Clinic, a specialty clinic treating Adult ADHD.

Ir. Choy specialize in Neuroenhancement, optimizing the function of the adult brain, to help his patients exceed their status quo and reach their full potential.



Diane Doster

Advisor

Visionary & passionate wellbeing strategist with a bias toward collaboration, social impact and person centered design. Diane's growing edge is helping innovative solutions optimize market relevance with the ultimate goal of empowering people to heal, grow and be the best version of themselves.

Offering Summary

Company	Yubi Health, Inc.
Corporate Address	2550 W. Union Hills Dr Suite 350-1489, Phoenix, AZ 85027
Offering Minimum	$9,998.56
Offering Maximum	$1,069,996.80
Minimum Investment Amount (per investor)	$103.04

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	5,434
Maximum Number of Shares Offered	581,520
Price per Share	$1.84
Pre-Money Valuation	$9,990,280.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 7% bonus shares

Super Early Bird Bonus

Invest within the first week and receive additional 5% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an additional 4% bonus shares

Amount-Based:

$1000+ Tier 1 - Free Access to Empwr app for investor and his family for 3 months

$2500+ Tier 2 - Tier 1 + 6 months access

$5000+ Tier 3 - Tier 2 + 12 months access

$10000+ Tier 4 - Tier 3 + 2% Bonus shares + Dinner with Yubi Health Team

$25000+ Tier 5 - All of the above + 5% bonus shares + Quarterly Investor call with Yubi Health Team

$50000+ Tier 6 - All of the above + 7% bonus shares + Early access to new technology / features

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Yubi Health, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.84/ share, you will receive and own 110 shares for $184. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Yubi Health to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

I'm not a robot

reCAPTCHA
Privacy - Terms

Post

Please sign in to post a comment.

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Rahul: Did you know that 40% of people in the US suffer from mental health issues? And the vast majority are either undertreated or undiagnosed because of stigma and lack of proper care.

Employers are losing $300 billion annually in associated lost productivity due to workplace issues, turnover, and medical costs.

We believe our healthcare system's reactionary approach to mental wellness hurts the financial health of our businesses, with negative consequences for our employee's mental wellbeing. By the time people are diagnosed or can get care, it's already too late.

Chris: That's why Vail Place, a community-based recovery service for adults with serious mental illness, partnered with YubiHealth—to change this outdated approach. The EMPWR app is backed by patent-pending AI that integrates users' mental health and wellness in real-time.

EMPWR collects user inputs on nutrition, lifestyle, and physical and mental health markers. Once integrated with the user's genetics, microbiome, lab results, and medical history, EMPWR creates a comprehensive blueprint for the user and their healthcare providers.

EMPWR pinpoints issues early on and connects patients with sustainable, long-term solutions instead of quick fixes.

For example, when a user displays one of the many signs of depression—like loss of sleep, energy, or appetite—EMPWR AI detects and guides them to the right resources based on associated risk. This can be self-care, or guided-care with a health coach or psychiatrist specializing in mental health issues. And it happens immediately, instead of weeks or months.

Rahul: For employers, this translates to decreased turnover and healthier workplaces, providing significant cost savings. For employees, it fosters improved mental health and physical health, with decreased stress and improved productivity.

Our executive team has strong personal connections to mental illness and have lost loved ones who were unable to get the help they needed. We collectively have 100+ years of hands-on experience in health tech and clinical management, and our board of advisors includes Harvard and Stanford alumni and healthcare executives with decades of experience in this space.

Viki: Vail Place partnered with YubiHealth because we see the app's much broader implications to support people managing a wide range of mental health issues. EMPWR aligns so well with Vail Place because it incorporates so many of the factors that contribute to an individual's overall health.

Katie: YubiHealth's huge potential is in its early identification of mental health conditions and the responses that mitigate the onset or worsening of a condition. EMPWR also helps those who have an identified mental illness by engaging them with supportive and motivational lifestyle changes through its approach.

Rahul: YubiHealth offers paradigm-shifting preventative solutions and accessible mental healthcare in the workplace that take the idea of personalized medicine to a new level.

With your investment, we can deliver this cutting-edge approach to employers, regional health plans, and third party administrators as part of a holistic emotional wellbeing package.

The world is starting to take notice of mental health and YubiHealth's EMPWR app is the right product at the right time. Become an investor and together we can save countless lives and fix our outdated mental healthcare system for good.

Short Videos

This is your opportunity to invest in the company that's ushering in a new era of awareness with a revolutionary approach.

Did you know that 70% of people in the US who suffer from mental health issues are either undertreated or go undiagnosed?

EMPWR's patent-pending AI engine provides a truly personalized approach to health and wellbeing in real-time.

Learn more about the opportunity to become an investor today.

--

The future of the $300 billion dollar mental health market is personalized, real-time care.

YubiHealth's EMPWR app proactively identifies and responds to mental health issues in an integrative and comprehensive way.

Here's your opportunity to invest in the company that provides one of the most innovative approaches to personalized care.

--

Every year, employers lose $300 billion in lost productivity and medical costs associated with untreated employee mental illness.

YubiHealth's EMPWR app helps employers reduce turnover and create healthier workplaces.

This is the opportunity you've been waiting for—invest in the company that's bringing mental healthcare to a new level.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.